December 23, 2009

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Your Letter of December 3, 2009

Form 10/A Filed November 10, 2009

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q  for the Quarter Ended June 30, 2009

Form 10-Q  for the Quarter Ended September 30, 2009

File No. 000-53538

Duc Dang:

This correspondence is in response to your letter dated December 3, 2009 in reference to our filing of the Form 10/A filed November 10, 2009, Form 10-Q for the Quarter Ended March 31, 2009, June 30, 2009 and September 30, 2009 filed on the behalf of Disability Access Corporation, File No. 000-53538.

Please accept the following responses and note that Registrant filed amended Form 10 on December 23, 2009.

Amendment No. 4 to Form 10

Comment 1

General

Please confirm to us that upon completion of our review of this filing, you will file amendment to your Form 10-Q for the periods ended 3/31/09, 6/30/09 and 9/30/09, which incorporate all revisions that you have made to the portions of this Form 10 that appear in those quarterly reports.

Answer:  We confirm that upon the completion of your review of this filing, we will file amendments to our Forms 10-Q for the periods ended 3/31/09, 6/30/09, and 9/30/09, which will incorporate all revisions that we have made to the portions of this Form 10 that appear in those quarterly reports.

Comment 2

General

We note your response to comment 1 in our letter dated October 20, 2009. As we have noted in prior comment letters, your common stock is quoted on the grey market, which is not affiliated with PinkSheets. Therefore, please revise to clarify the reason for filing this registration statement.

Comment 1

General

Please tell us that reason for filing this registration statement. Tell us whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act. If it is voluntary, please tell us the business reasons or other reasons for filing the registration statement.

Answer: This filing is voluntary under Section 12(g) of the Securities Act.  The Board of Directors of the Company has determined that is in the best interests of the Company and its shareholders of the Company’s common stock to be listed for quotation on either the Over-the-Counter Bulletin Board (“OTCBB”) or the Pink Sheets.  In order for the Company’s common stock to be eligible for quotation on the OTCBB, the Company must be fully reporting with the SEC under Section 12(g).  As for a quotation on the Pink Sheets, fully-reporting status would satisfy the “adequate public information” requirement.

Comment 3

General

We have reviewed your response to prior comment 2. As to the third factor of the test, you state that “the transaction was fully disclosed in the parent company’s periodic filings and the subsidiary is registering the securities pursuant to 12(g) of the Exchange Act.” We note that the spin-off occurred in December 2006, yet you initially filed this Form 10 December 2008. Therefore, at the time of the transaction, you (the subsidiary) were not a reporting company. Staff Legal Bulletin No. 4 states that with regard to a pin-off transaction involving a non-reporting subsidiary, “the parent provides adequate information if, by the date it spins-offs securities…it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and the subsidiary registered the spun-off securities under the Exchange Act,”. Please explain to us how PTS, Inc. was able to provide adequate information to shareholders and the public and disclose the number of recipients of spun off shares.

Comment 2

We note your response to comment 2 in our letter dated June 5, 2009. Please tell us the factual basis relied upon to meet the exemption claimed. In addition, please tell us why PTS did not file a Form D following the sale.

Comment 2

From the disclosure on page 15 of the Form 10-Q filed by PTS, Inc., we note that a pro rata distribution of over 126 million of your shares were distributed to its stockholders and that it currently owns about 48% of your common stock. Please provide us with an analysis of the basis for effecting such distribution as an unregistered transaction. Please refer to Staff Legal Bulletin 4, located at http://www.sec.gov/interps/legal/s1bcf4.txt

Answer:  The transaction in question was disclosed in Forms 8-K filed by PTS, Inc., the parent company, on November 6, 2006 and January 3, 2007.

Comment 4

General

In connection with the preceding comment, please explain in more detail to us the valid business purpose for the spin-ff. Also, regarding your response’s position on the consideration, please note that serving as a shareholder base has been deemed consideration in exchange for shares.

Answer: At the time of the spin-off, the business models of PTS, Inc. and Disability Access Corporation were not sufficiently complimentary to realistically operate under one corporate structure.  The business focus of PTS, Inc. at the time was the development of a proprietary sanitary glove box, which would allow health professionals to put on rubber gloves without the possibility of contamination of other gloves in the box.  Meanwhile, Disability Access Corporation was pursuing its current business model.  Therefore, Disability Access Corporation was spun off, in order to allow each company to pursue its own stated business objective freely without the formal ties to the other.

Comment 5

Item 1. Business, page 4

We note your response to prior comment 5. Please note that the narrative on page 4 does not match the chart presented on page 5 and also does not explain how Disability Access Corporation, the company incorporated in Nevada on December 15, 2004 and to which this Form 10 pertains, became a subsidiary of PTS, Inc. or the holding company of DAC. Rather, it appears from your disclosure on page 4 that DBYC NV, which was incorporated on November 9, 2006, is the subsidiary of PTS, Inc. and the holding company of DAC.

In light of these facts, please explain to us why you have filed the organizational document so f Hirel Holdings, Accel Energy Group and Power Save Energy Corp., which all appear to be predecessors of DBYC Delaware. Please also significantly revise your corporate history disclosure to thoroughly explain to us the corporate history of each company presented as ell as the relationships between all companies and the operations each conducted prior to the disclosed transactions.

Comment 5

Item 1. Business, page 4

We note from the exhibits filed as 3.1 and 3.3 that Disability Access Corporation was also previously named Hirel Holdings, Inc. and Accel Energy Group, Inc. Please disclose the following information about your corporate history:

•

The date that Hirel Holdings, Inc. was incorporated;

•

The officers, directors and promoters of Hirel Holdings, Inc.;

•

The principal business of Hirel Holdings, Inc. Past business history unknown to company.

•

The date that Hirel Holdings, Inc. changed its name to Accel Energy Group, Inc.;

•

The officers, directors and promoters of Accel Energy Group, Inc., if different than those of Hirel Holdings, Inc.;

•

The principal business of Accel Energy Group, Inc.;

•

The date that Accel Energy Group, Inc. changed its name to Power-Save Energy, Inc.

Answer:  DBYC NV, which was incorporated on November 9, 2006, is the subsidiary of PTS, Inc. and the holding company of DAC.  Further, DBYC NV, otherwise known as Disability Access Corporation, a Nevada corporation, is the entity to which this Form 10 pertains, not DBYC Delaware.  DBYC Delaware, whose predecessors include Hirel Holdings, Accel Energy Group and Power Save Energy Corp., was merged with DBYC NV, with DBYC NV being the surviving entity.

Comment 6

Business Strategy, page 6

We note your response to prior comment 6. Please revise your disclosure to indicate that Mr. Chin has agreed to donate China Disability Access Corporation to you at no cost. Also disclosure if this agreement has been memorialized in writing clarify if such company has current operations and identify the parent company that created China Disability Access Corporation.

Comment 6

Business Strategy, page 6

We note your response to prior comment 4. Please explain what you mean by the statement that you have another corporation, China Disability Access Corporation, available at no charge. Disclose the ownership of China Disability Access Corporation, how DAC would use this other corporation to expand its business in Asia, and why the corporation would be available “at no charge.”

 Comment 4

Business Strategy, page 6

We note the revised disclosure about your efforts to expand your customer base into Asia. We note from a filing with the Nevada Secretary of State that Peter Chin incorporated “China Disability Access Corporation” in November 2006. Please revise to clarify if the noted incorporation is related to your Asia expansion efforts. If not, please revise to clarify the purpose of the creation of a similarly named corporation.

Answer: The disclosure has been amended to properly reflect the fact that PTS, Inc., and not Peter Chin, is the entity that controls China Disability Access Corporation, and will make it available for use by the Company at no cost should it be necessary.   We have put this agreement in writing, see attached Exhibit B.

Comment 7

Business Strategy, page 6

On page 6, we note that you have sent representatives to China. Considering you only have three employees, please disclose the representatives you sent to China.

Answer: Peter Chin is the representative that has gone to China.  That fact has been disclosed in the document.

Comment 8

Customers, page 8

Please disclosure what “QSR” means in your registration statement.

Answer: The customer section on page 8 has been amended as follows:

From January 1, 2008 through December 31, 2008, the Company has benefited, and continues, todate, to benefit from a contract with Yum Restaurant Services Group, Inc., a large international Quick Service Restaurant (QSR) chain.  DAC has contractual commitments to provide services related to approximately 4,000 of their locations.  During the aforementioned period the Company enjoyed approximately 53% of its gross revenue from this client.  The agreement is not exclusive and does not carry a calendar term, however, it is on an as available basis and as such tends to flow seasonally in parallel with construction seasons.  DAC charges clients an original inspection fee for each client restaurant and a lesser fee for each re-inspection (re-inspections are typical for facilities with significant exceptions noted in previous inspections). In addition to the inspection fee the client also reimburses for DAC’s staff travel and expenses.  While this client represented a significant part of DAC’s revenues in 2008, DAC expects to continue to diversify its client base and as such, under normal circumstances, DAC does not believe it is overly dependent on this client, particularly in light of the continued growing need for ADA inspections, and the expected inclusion of ADA compliance in the current economic stimulus legislation.  As evidence to the absence of dependency, with the exception of the second quarter of 2009 which was subjected to extraordinary timing and economic circumstances in the United States, the Company has experienced quarters where the activity from the client was nominal and the Company filled in the open times with other client work, typically in the areas of public facilities such as schools and universities.  Furthermore, the company has had significant other client activity such that the company finds itself often times declining request for work from other potential clients.  Additionally, as there is no material fixed costs associated with the inspections of the food chain facilities, accordingly, in the event there is an absence of work from said client there is no unrecoverable incremental costs so at worst the loss of this client would be opportunity loss not hard dollar costs.

Comment 9

Customers, page 8

We note your response to prior comment 8. Please refer to Item 101(h)(vi) of Regulation S-K and revise to identify your major customer(s). In order to provide meaningful disclosure about your dependence on one or few customers, the identities of such customers are appropriate. Please see and Item 101(c)(vii) for guidance. Also, please note that even though you expect to diversify in the future, dependence is based on your historical experience.

Comment 8

Please revise to remove the statement that you are disclosing the name of your customer “at the direction of the Securities an Exchange Commission.” Disclosure in the registration statement is the responsibility of the registrant.

Answer: The customer section on page 8 has been amended as follows:

From January 1, 2008 through December 31, 2008, the Company has benefited, and continues, todate, to benefit from a contract with Yum Restaurant Services Group, Inc., a large international Quick Service Restaurant (QSR) chain.  DAC has contractual commitments to provide services related to approximately 4,000 of their locations.  During the aforementioned period the Company enjoyed approximately 53% of its gross revenue from this client.  The agreement is not exclusive and does not carry a calendar term, however, it is on an as available basis and as such tends to flow seasonally in parallel with construction seasons.  DAC charges clients an original inspection fee for each client restaurant and a lesser fee for each re-inspection (re-inspections are typical for facilities with significant exceptions noted in previous inspections). In addition to the inspection fee the client also reimburses for DAC’s staff travel and expenses.  While this client represented a significant part of DAC’s revenues in 2008, DAC expects to continue to diversify its client base and as such, under normal circumstances, DAC does not believe it is overly dependent on this client, particularly in light of the continued growing need for ADA inspections, and the expected inclusion of ADA compliance in the current economic stimulus legislation.  As evidence to the absence of dependency, with the exception of the second quarter of 2009 which was subjected to extraordinary timing and economic circumstances in the United States, the Company has experienced quarters where the activity from the client was nominal and the Company filled in the open times with other client work, typically in the areas of public facilities such as schools and universities.  Furthermore, the company has had significant other client activity such that the company finds itself often times declining request for work from other potential clients.  Additionally, as there is no material fixed costs associated with the inspections of the food chain facilities, accordingly, in the event there is an absence of work from said client there is no unrecoverable incremental costs so at worst the loss of this client would be opportunity loss not hard dollar costs.

Comment 10

Customers, page 8

We have reviewed your response to prior comment 9. Please tell us how many potential inspections you declined as well as how many inspections you performed during the time period referenced in your response.

Comment 9

We note your response to prior comment 6 and your disclosure that “the Company has had significant other client activity such that the Company finds itself often times declining request for work from other potential clients.” Please explain to us how this statement is consistent with other disclosure that indicates you had a 42% decline in revenues “due to delays in client implementation” and that you have a net loss of $202,127 as of the six months ended June 30, 2009.

 Comment 6

We note your response to prior comment 7. Your revisions do not substantiate the disclosure that you are not “overly dependant on this client.” Therefore, we reissue the comment in its entirety. Unless you have more client demands than you are able to satisfy, it is not clear how you are able to substantiate the noted belief. Please revise to clarify.

Comment 7

Unless you have current commitments that would dilute the source of revenues attributed to the large international fast food chain client, it is not clear how you are able to substantiate the disclosed belief that you are not “overly dependant on this client.” Please revise to clarify.

Answer: We believe the number of inspections is a insignificant number as an absolute, by comparison if a CPA firm were to do 100 small client audits vs 10 large client audits the 10 could be greater in scope size and effort than the 100.  Similar in our world 100 Quick Service Restaurant (QSR) inspections might equate 1 school district in size of project.  That said breaking down the size of inspections by quantity of inspections performed for fees under $10,000 and over $10,000 per individual inspection for the period January 1, 2008 through December 31, 2008, we preformed, approximately 528 small site inspections and 11 large site inspections.  Using the same qualifiers we have preformed between the periods January 1, 2009 and November 30, 2009 approximately 397 small site inspection and 14 large site inspections.  The Company does not track declination of request for proposals or request for quick inspections nor the open public request for proposals we elect not to bid on.  We rarely loose on bid proposals as with the use of our technology we are often either the winning bidder for our added services or due to our bid price as we are a very efficient service provider.  Accordingly our choices of client pursuits tend to be reflective of business diversity and stability of client.

Comment 11

Government Regulation, page 6

We note your response to prior comment 10. The source that you provided is as of 2002. Please either revise your disclosure to indicate that as of 2002, “there were more than 5.6 million firms in the United States…,” or provide us with a more current source that supports your assertion.

Comment 10

Government Regulation, page 9

We note your response to prior comment 7 and the document filed as Exhibit 99.1. As filed, this source does not appear to support your assertion that the 6.9 million firms referenced “have more than 20 employees” and “have more than 7 million sites at risk.” Please either provide us with objective, third party support for your assertion or remove it from your disclosure. Please note that this comment also applies to your Forms 10-Q filed for the quarters ended March 31, 2009 and June 30, 2009.

Comment 7

Government Regulation, page 9

We note your response to prior comment 9. The page that you filed with your correspondence is the same page that was previously filed on February 24, 2009. As is, this portion of the “2002 Economic Census,” which is cited in footnote 3 on page 9 of your Form 10, does not support your assertion that the 6.9 million firms referenced “have more than 20 employees” and “have more has 7 million sites at risk.” Please either provide us a complete version of the “2002 Economic Census” or a larger portion of the census, which can fully support your assertion.

Comment 9

We note your response to comment 13. Please provide us with a complete version of the “2002 Economic Census,” which is cited in footnote 3.

Comment 13

Please provide us with highlighted copies of the sources that you cite in footnotes 1 and 3 on page 6.

Answer: The government regulation section on page 9 has been amended as follows:

Compliance with the Americans with Disabilities Act (ADA), federal accessibility standards and state disability laws and regulations applies to business and public entities.  The market is unique in that it is driven by accessibility requirements that are mandated.  Buildings, facilities, venues and programs that are open to the public are required to be accessible for individuals with disabilities.  Properties and services that are not accessible may be discriminatory and present a potential liability for property owners.  Purchasing properties that do not meet the required federal and state standards increase exposure to lawsuits and present additional liability for property owners and managers.

● More than 54 million people (20% of the population) in the United States have a disability ¹.

● The Americans With Disabilities Act (ADA) passed in 1990 ², requires all organizational entities, public or private, with more than 15 employees, to provide equal access for individuals with disabilities.

● There were ~~are~~ more than 5.6 million firms in the United States; these businesses have more than 7.2 million establishments and sites at risk ³.

Comment 12

Current Business Plan and Plan of Operation, page 18

We note your response to prior comment 13. You continue to state in this section that you may seek to “acquire an interest in business opportunities…with persons or firms who or which desire to seek the perceived advantages of a corporation which is registered under the Securities Exchange Act of 1934.” Furthermore, on page 19, you state that your “officers and directors will meet personally with management and key personnel of the business opportunity as part of your investigation.” Therefore, we reissue the comment in its entirety. Please revise to disclose the amount of time your officers and directors plan to allocate to seeking potential merger candidates versus operating the disability access consulting business. Also, describe the conflicts of interest presented by pursuing both businesses simultaneously, as well as the conflicts between you and your parent company in connection with seeking other business opportunities. Please update your “Risk Factors” section accordingly.

Comment 13

Current Business Plan or Plan of Operation, page 18

We note your response to prior comment 14. Please revise to disclose the amount of time your officers and directors plan to allocate to seeking potential merger candidates versus operating the disability access consulting business. Also, describe the conflicts of interest presented by pursuing both businesses simultaneously, as well as the conflicts between you and your parent company in connection with seeking other business opportunities. Please update your “Risk Factors” section accordingly.

Comment 14

Current Business Plan and Plan of Operation, page 17

We note your response to prior comment 15. We also note from your parent’s (PTS) publicly filed documents that they are in the business of investigating possible relationships with companies that “seek the perceived advantages of a corporation which is registered under the Securities and Exchange Act of 1934.” Please explain to us how your business plan relates to that of your parent’s.

Comment 15

In the context of your business plan, considering your current financial condition and the cost associated with providing periodic reports, please revise to discuss how filing this registration statement to obligate yourself to reporting requirements of the Securities and Exchange Act of 1934 is part of your business plan.

Answer: The disclosures regarding management’s involvement in seeking potential merger candidates has been removed from the document, as it is not the intention of the Company or its management to actively seek merger candidates.  Rather, it is the intention of management to focus the Company’s attention towards operating the Company’s business. The following text from Current Business Plan and Plan of Operation on page 18 has been removed:

~~We also continue to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to us by persons or firms who or which desire to seek the perceived advantages of a corporation which is registered under the Securities Exchange Act of 1934, as amended. We do not restrict our search to any specific business, industry or geographical location and we may participate in a business venture or virtually any kind of nature.~~

~~We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service or for other corporate purposes. We may acquire assets and establish wholly owned subsidiaries in various businesses or acquire businesses as subsidiaries.~~

~~We intend to concentrate on identifying preliminary prospective business opportunities that may be brought to our attention through present associations of our officers and directors, or by our shareholders. In~~

~~analyzing prospective business opportunities, we will consider such matters as the available technical, financial and managerial resources; Sarbanes-Oxley Act of 2002 compliance; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors.~~

~~Our officers and directors will meet personally with management and key personnel of the business opportunity as part of our investigation. We will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction, as required by the Exchange Act.~~

Comment 13

Research and Development, page 20

We have reviewed your response to comment 14. Your response indicates that the accounting treatment for capitalizable software costs is the most significant factor contributing to the decrease in compensation and consulting expenses from 21007 to 2008. You have previously represented to us that the capitalized amounts for 2009 were the result of direct product development activity as opposed to operational cost incurred for IT support in 2007.  You further stated that the two periods are apples and oranges in the sense that 2007 IT cost were for hardware and software support as opposed to direct capitalized cost of new product development in 2008. We do not believe that a decrease in non-capitizable costs can be explained by the accounting treatment for capitalizable costs. As such, we are reissuing our comment in it entirety.

Comment 14

Research and Development, page 20

Your disclosure on page 24 of your current amendment indicates that the differences in compensation and consulting expenses between 2007 and 2008 are the result of the capitalization of software development costs. However, your response to prior comment 15 indicates that the types of costs incurred in 2008 are different than those incurred in 2007. In other words, the decreases in compensation and consulting expenses are not due to the capitalization of costs in 2008, but result from a decrease in hardware and software support activity in 2008. Please reconcile, for us, these assertions.

Answer: Please see additional reference under Research and Development, which references the restructuring of the IT support in 2007, which also further explains the cost reductions. Research and Development on page 19 has been amended as follows:

We expense software development costs up until the attainment of technological feasibility of our software products. During the year 2008, we have capitalized $236,135 of costs related to the development of software products which had achieved technological feasibility. No software development costs were capitalized during 2007. In 2006, DAC expended funds on their tablet software, reaching technical feasibility in January 2007. In 2007, DAC internally utilized the software on its existing clients testing software. In 2008, DAC decided to expand the initial product to be marketed to external users. During 2007, the Company spent $435,485 on ordinary support and maintenance of the Company's software and system, through which the Company identified areas for future software and system development such as various new solutions, logic pathways and end user functionalities. The afore referenced solutions and functionalities became the foundation for the product development capitalized in 2008. Concurrently, in 2007, DAC restructured its technology support functions, and closed its Oregon technology office reducing staff and associated operating cost for support of the deployed systems.

Comment 14

Six Months Ended June 30, 2009 compared to the Six Months Ended June 30, 2008, page 22

Please revise to discuss the reasons for the changes in the items discussed under this subheading.

Answer: Revenue on Page 21 has been amended as follows:

Total revenue was $449,091 for the six months ended June 30, 2009 compared to $779,622 during the six months ended June 30, 2008, a decrease of $330,531, or 42%. Revenue recognized in 2009 on the completion of fourth quarter 2008 projects was offset by a decrease in 2009 inspections and projects, due to delays in client implementation. DAC had received advance indication from certain of its clients that significant number of sites were forth coming for inspection in the 2nd quarter of 2009 accordingly given the logistics and lead times for certain sized projects the Company declined other request for work, in anticipation of such sites, thus resulting in temporary decrease in revenue generating activity, when the anticipated locations were not provided till the later part of the 2nd quarter 2009.  However, as ADA litigation continues to increase across the United States through both the efforts of private civil litigation and ongoing efforts by the Department of Justice, and the Federal Government continues to tie Federal funding to requiring ADA compliance the Company expects to see both continued growth and demand for its range of products and services.

Comment 15

Six Months Ended June 30, 2009 compared to the Six Months Ended June 30, 2008, page 2

Please revise to provide the basis for your disclosure concerning the increase in ADA litigation. Also, it is not clear how you are able to expect “continued” growth and demand for your products and services when the figures indicate that you experienced a decrease in revenue. Please revise to clarify.

Answer: Revenue on Page 21 has been amended as follows:

Total revenue was $449,091 for the six months ended June 30, 2009 compared to $779,622 during the six months ended June 30, 2008, a decrease of $330,531, or 42%. Revenue recognized in 2009 on the completion of fourth quarter 2008 projects was offset by a decrease in 2009 inspections and projects, due to delays in client implementation. DAC had received advance indication from certain of its clients that significant number of sites were forth coming for inspection in the 2nd quarter of 2009 accordingly given the logistics and lead times for certain sized projects the Company declined other request for work, in anticipation of such sites, thus resulting in temporary decrease in revenue generating activity, when the anticipated locations were not provided till the later part of the 2nd quarter 2009.  However, as ADA litigation continues to increase across the United States through both the efforts of private civil litigation and ongoing efforts by the Department of Justice, and the Federal Government continues to tie Federal funding to requiring ADA compliance the Company expects to see both continued growth and demand for its range of products and services.

Comment 16

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

We note your response to prior comment 15. You have not revised the table to reflect that the shares owned by Sandy Chin are also beneficially owned by PTS, Inc. Please revise accordingly.

Comment 15

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

We note your response to prior comment 16. In addition to the footnote disclosure, please revise the table itself to reflect Mr. Chin’s beneficial ownership of all shares held by Sandy Chin and PTS, Inc. Based on the current disclosure, it appears that he number in the table should be 1,341,826,893 common shares, 8,000,000 Series C Preferred shares and 10,000,000 Series A Preferred shares. In addition, the number of shares held by PTS as shown in the table should include the shares held by Sandy Chin. As a result, shares held by Sandy Chin and by PTS, Inc. will appear more than once in the table.

Comment 16

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

We note your response to prior comment 20 and 21. Please revise your table to show that Mr. Chin is the beneficial owner of the shares held by Sandy Chin and PTS, Inc., and PTS, Inc. is the beneficial owner of the shares held by Sand Chin. For example, in Mr. Chin’s row of the table, please include the aggregate amount of common stock that he owns, which includes the common stock owned by Sandy Chin and PTS, Inc. According to your disclosure, that aggregate amount should be 1,341,826,893. Please revise your table accordingly.

Comment 20

Refer to footnote 5 to your table. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Also, in some situations, other relatives may share beneficial ownership. See Securities Act Release 33-4719 (Feb. 14, 1966). Please revise the table to reflect securities held in the name of a spouse as also being beneficially held by PTS, Inc. are also beneficially owned by Mr. Chin.

Comment 21

Refer to footnote 6 to your table. Since Mr. Chin is also the beneficial owner of PTS, Inc.’s shares in your company, please revise the table to reflect that the securities held by PTS, Inc. are also beneficially owned by Mr. Chin.

Answer: The Security Ownership of Certain Beneficial Owners and Management on page 25 has been amended as follows:

5)    Peter Chin may be considered the beneficial owner of shares owned by his wife, Sandy Chin. Sandy Chin may also be considered the beneficial owner of 161,700,000 shares owned by her husband, Peter Chin and 1,175,126,879 shares owned by PTS, Inc.

Comment 17

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

It is unclear to us, based on the current governing documents filed, how you were able to issue all of the securities your currently have outstanding. Please note that the only Hirel Holdings charter, which is actually a Delaware charter, discloses your authorized securities of only 100 million shares. Please revise the appropriate section to clarify. Also, please file the governing documents that define the terms of your current outstanding securities.

Answer:  As discussed in our answer to comment #5 above, the Hirel Holdings charter is the incorrect governing documents.  Attached as Exhibit A are the governing documents of Disability Access Corporation, a Nevada corporation.  Included in those governing documents is an amendment to the Articles of Incorporation filed on November 9, 2006, which increases the authorized common stock to 4,800,000,000 shares, par value $0.0001.

Comment 18

Item 7. Certain Relationships and Related Transactions, page 29

Please review Item 404(d) of Regulation S-K and revise to provide the required disclosure. Please note that even though most of the transactions occurred beyond the last two completed years, they are essential to the event that occurred in 2007 that led to your current structure. As such, please tell us why these transactions do not fall within those that should be discussed pursuant to Item 404.

Answer: The disclosure has been amended to comply with the provisions of Item 404(d) of Regulation S-K.  Further, Item 404(a) calls for transactions “since the beginning of the registrant’s last fiscal year, or any currently proposed transaction,” to be disclosed.  Your comment questions why events in 2007, which do not fall within the definition of transactions which must be discussed, are not discussed.  These transactions do not fall within those that should be discussed pursuant to Item 404 because they are not transactions that took place “since the beginning of the registrant’s last fiscal year.”

Comment 19

Item 10. Recent Sales of Unregistered Securities, page 31

We have reviewed your response to prior comment 16. As noted above, your plan of operation section continues to reference your business plan as seeking a merger or acquisition with an unidentified company. Therefore, please explain to us how you can rely on the exemption provided by Rule 504. Refer to Rule 504(a)(3) for guidance. Furthermore, your analysis of the exemption claimed should be as of the time of issuance.

Comment 16

Item 10. Recent Sales of Unregistered Securities, page 31

We note your reliance on Rule 504 for recent sales of unregistered securities.  Please explain to us how you can rely on this exemption in light of your disclosure that part of you business plan is to engage in a merger of acquisition with an unidentified company. Please refer to Rule 504(a)(3) for guidance.

Answer: The plan of operation section no longer references a business plan of seeking a merger or acquisition with an unidentified company.  Further, as of the time of the issuance of the shares in question, it was not the business plan of the Company to seek a merger or acquisition with an unidentified company.  Therefore, it is our position that we can rely upon the exemption provided by Rule 504.

Comment 20

Item 11. Description of Registrant’s Securities to be Registered, page 32

We note your response to prior comment 18. You have not provided all the information about your common stock as required by Item 202 of Regulation S-K. Please revise your disclosure accordingly.

Comment 18

Item 11. Description of Securities to be Registered, page 32

We note your response to prior comment 22. if you intend to register your common shares on this registration statement, please revise to restore the description of common stock and provide the disclosure required by item 202 of Regulation S-K.

Comment 22

Item 11. Description of Registrant’s Securities to be Registered, page 28

We have reviewed your response to prior comment 33 and reissue the comment. You have not amended your Form 10 to remove the description of other classes of securities. The front page of this registration statement only lists your common stock as part of this registration. Considering the name of this section, it is not clear why you have included the other classes of securities described after your description of the common stock. Please revise to reconcile your disclosure.

Comment 33

The front page of this registration statement only lists your common stock as part of this registration. Considering the name of this section, it is not clear why you have included the other classes of securities described after your description of the common stock. Please revise to reconcile your disclosure.

Answer: The Item 11 on page 31 has been amended as follows:

~~Common Stock~~

~~Our Articles of Incorporation authorizes the issuance of 2,445,000,000 shares of Common Stock with a par value of $0.00001 per share, of which 2,437,676,200 shares were issued and outstanding as of November 2, 2009.~~

Common Stock.  On November 9, 2006, our Articles of Incorporation authorizes the issuance of 4,800,000,000 shares of Common Stock with a par value of $0.0001 per share. On December 5, 2008 the authorized Common Stock was amended to 2,445,000,000 shares with a par value of $0.00001 of which 2,437,676,200 shares were issued and outstanding as of December 22, 2009.

Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments.  The holders of our common stock are entitled to one vote for each  share of record on all matters to be voted on by shareholders.  There is no cumulative voting with respect to the election of our directors or any other matter.  Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors.  The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore.  Cash dividends are at the sole discretion of our Board of Directors.  In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock.  Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Dividend Policy.  We have never issued any dividends and do not expect to pay any stock dividend or any cash dividends on our common stock in the foreseeable future.  We currently intend to retain our earnings, if any, for use in our business.  Any dividends declared on our common stock in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

Preferred Stock.  On November 9, 2006 ,our Articles of Incorporation authorizes the issuance of two hundred million (200,000,000) shares of Preferred Stock with a par value of $0.0001. On December 5, 2008 the Company amended the authorized the Preferred Stock with a par value of $0.00001 to fifty five million (55,000,000) shares.  The Board of Directors has sole discretion in designating the preferences, limitations and relative rights of the Preferred Stock.

As of December 22, 2009 we have the following series authorized:

We have designated 10,000,000 shares of Series A preferred stock, $0.00001 par value, each share having voting rights equal to 500 shares of common stock. There are 10,000,000 shares of Series A preferred stock issued and outstanding as of December 22, 2009.

We have designated 5,000,000 shares of Series B convertible preferred stock, $0.00001 par value, each share convertible into $1 worth of common stock at, based on the average of the lowest 3 closing prices for the 20 day period prior to conversion.  There are no shares of Series B preferred stock issued and outstanding as of December 22, 2009.

We have designated 40,000,000 shares of Series C convertible preferred stock, $0.00001 par value, each share convertible into 100 shares of common stock. Each share has voting rights equal to the equivalent number of common shares on an as if converted basis.  There are 8,000,000 shares of Series C preferred stock issued and outstanding as of December 22, 2009.

Stock Option Plan.  We have not approved any stock option plans.

Comment 21

Exhibits

We note that several of your exhibits are long series of separate jpeg images. Please note that while it is appropriate to file electronic documents with images in them it is not appropriate to file an entire document as image. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

Answer: Exhibit 10.3 has been refilled in appropriate format on the Form 10/A #5 filed on December 23, 2009.

Comment 22

Note 6 – Convertible Preferred Stock and Debentures, page F-16

We continue to consider your response to previous comment 19 and we are currently consulting with the Office of the Chief Accountant regarding this issue. We may have further comment.

Comment 19

Item 15. Financial Statements and Exhibits, page 33

Note 6—Convertible Preferred Stock and Debentures, page F-16

We have read and reviewed your response to prior comment 31. We note that you do not plan to convert any of your stock into common shares until there is enough authorized common stock available to cover all common stock equivalents and the ability to increase your authorized shares is within the control of the Company and Peter Chin. Because of these factors you believe it is not necessary to record a derivative liability. However, since the Company cannot control its shareholders and Peter Chin does not have any legal obligation to continue to authorize more shares, we still believe that the conversion features embedded within these debt instruments should be treated separately as derivative liabilities since EITF 00-19 has no probability notion. Although the Company has expressed its intention to facilitate necessary changes to Disability Access Corporation’s capital structure in order to facilitate capital formation and improvement in the Company’s financial position, the shareholders are ultimately in control and may not always act in the best interest of the Company. Furthermore, while Peter Chin has control of shareholder votes in excess of 50%, he could choose to sell a portion of their interest in the future and therefore no longer be able to unilaterally vote to increase the amount of authorized and unissued shares available. For the above reason, we continue to believe that the Company should bifurcate the conversion options embedded in the convertible debt hosts and account for them as derivative liabilities pursuant to SFAS 133 and paragraph 20 of EITF 00-19.

Comment 31

Note 6 – Convertible Preferred Stock and Debentures, page F-16

We have reviewed your revisions made in response to comment 51 from our letter dated January 27, 2009. Since neither Mr. Chin nor PTS is the registrant, it is not clear to us how you are able to conclude that the ability to increase your authorized share is within the registrant’s control. We reissue our original Comment. Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature in your response.

Comment 51

Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature.

Answer: Thank you.

Comment 23

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q for the Quarter Ended June 30, 2009

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have reviewed your response to prior comment 21. We direct you to Rule 13a-15(e) of the Exchange Act, which specifically states that “the term disclosure controls and procedures means controls and other procedures for an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Therefore, please explain to us how you are able to conclude that your disclosure controls and procedures were effective in light of fact that you were late in filing your recent periodic reports. This comment also applies to your Form 10-Q for the quarter ended September 30, 2009.

Comment 21

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We note that management has concluded that your disclosure controls and procedures were effective for the above-referenced periods. Please tell us what consideration, if any, was given to your failure to timely file your periodic reports in making this determination.

Answer: Management was not initially aware of the requirement to file quarterly reports prior to the effectiveness of their Form 10.  Once they were made aware of this requirement, the Forms 10-Q for the periods required to be filed were promptly filed.  Going forward, it is the opinion of management that the disclosure controls and procedures in place are adequate to ensure that future filings will be made within the time periods specified in the Commission’s rules and forms.

Comment 24

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q for the Quarter Ended June 30, 2009

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Please explain to us how management can be confident that the problems involving the company’s disclosure controls and procedures have been rectified when there have been no changes to your disclosure controls and procedures. This comment also applies to your Form 10-Q for the quarter ended September 30, 2009.

Answer: Please see our answer to comment 23, above.

Comment 25

Form 10-Q for the Quarter Ended September 30, 2008

Item 4T. Controls and Procedures, page 29

Evaluation of Disclosure Controls and Procedures, page 29

Please amend your Form 10-Q for the quarter ended September 30, 2009 to provide management’s assessment of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Answer:  Our Form 10-Q for the quarter ended September 30, 2009 will be amended to provide management’s assessment of our disclosure controls and procedures as of the end of the period covered by the report.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer